[Letterhead of Sullivan & Cromwell LLP]

July 29, 2009

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	United Rentals, Inc./United Rentals (North America), Inc. —
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of United Rentals, Inc., United Rentals (North America), Inc. and their subsidiary guarantor co-registrants (“United Rentals”), we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement of United Rentals on Form S-3, including exhibits thereto.

United Rentals (North America), Inc. has sent a wire transfer to the account of the Securities and Exchange Commission with US Bank in the amount of $55,800 for the registration filing fee and has received confirmation of its receipt.

If you should have any questions with respect to this filing, please do not hesitate to contact Andrew D. Soussloff at (212) 558-3681 or the undersigned at (212) 558-7296.

Sincerely,

/s/ Jennifer M. DeLeonardo

Jennifer M. DeLeonardo

(Enclosures)

cc:	Jonathan Gottsegen
(United Rentals)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)